

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Ann Anthony
Chief Financial Officer
OPAL Fuels Inc.
One North Lexington Avenue
Suite 1450
White Plains, New York 10601

> **Re: OPAL Fuels Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 2, 2022**
> **File No. 333-266757**

Dear Ann Anthony:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2022 letter.

Amendment No. 3 to Form S-1

Risk Factors
Risks Related to the Company
There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 41

1. We note your response to prior comment 1, and note your risk factor disclosure that if the company is required to repurchase any shares of its Class A common stock from Meteora pursuant to the forward purchase agreement, it may cause the company to fail to satisfy the Nasdaq's minimum standard requirements. However, we note that you have not discussed such risk in your prospectus summary. If you do not believe that such

Ann Anthony
OPAL Fuels Inc.
November 3, 2022
Page 2

information is required in your prospectus summary, please provide your analysis. Refer to Items 105(b) and 503 of Regulation S-K.

Exhibits

2. We note your response to prior comment 3, and reissue such comment. The fee table filed as Exhibit 107 does not appear to be consistent with the description of the transactions being registered as set forth on your prospectus cover page. For example, it does not appear that the fee table includes the issuance by the registrant of the shares of Class A common stock underlying the Private Placement Warrants. Please revise.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward M. Welch